November 15, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (787)265-3200

Mr. Freddy Maldonado
President and Chief Investment Officer
W Holding Company, Inc.
19 West McKinley Street
Mayaguez, Puerto Rico 00681

Re: **W Holding Company, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed April 24, 2006
        File No. 001-16799

Dear Mr. Maldonado:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief